UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Oi S.A.

(formerly known as Brasil Telecom S.A.)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Luiz Otávio Mourão, Executive Director

AG Telecom Participações S.A.

Praia de Botafogo 300, 4th floor, sala 401 (parte)

Botafogo, Rio de Janeiro, RJ, Brazil 22250-040

Tel: +55 21 2211-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851 104

1.	Name of Reporting Person Andrade Gutierrez S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 290,549,788
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 290,549,788
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,549,788
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.4%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 670851 104

1.	Name of Reporting Person PASA Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 290,549,788
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 290,549,788
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,549,788
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.4%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 670851 104

1.	Name of Reporting Person AG Telecom Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 290,549,788
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 290,549,788
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,549,788
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.4%
14.	Type of Reporting Person (See Instructions) CO; HC

Preliminary Statement

This Amendment No. 3 to Schedule 13D (this “Amendment”) filed by AG Telecom Participações S.A. (“AG Telecom”), PASA Participações S.A. (“PASA”) and Andrade Gutierrez S.A. (the successor by merger to Andrade Gutierrez Telecomunicações LTDA (“AGT”), “AGSA”) (collectively, the “Reporting Persons”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 29, 2012 (the “Initial 13D”) by AGT, PASA and AG Telecom, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on May 2, 2012 by AGT, PASA and AG Telecom, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2,” the Initial 13D as amended by Amendment No. 1, Amendment No. 2 and as further amended by this Amendment, this “Statement”) filed with the Securities and Exchange Commission on October 8, 2013 by the Reporting Persons, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D, Amendment No. 1 and Amendment No. 2.

The Reporting Persons are filing this Amendment to revise information previously reported in light of the proposed business combination of Oi S.A. (“Oi S.A.”), Portugal Telecom SGPS, S.A. (“Portugal Telecom”), Telemar Participações S.A. (“TmarPart”), AG Telecom, PASA, LF Tel. S.A. (“LF Tel”), EDSP75 Participações S.A. (“EDSP75”), and Bratel Brasil S.A. (“Bratel”) announced on October 2, 2013 (the “Business Combination”). On October 1, 2013, AG Telecom and PASA entered into a Memorandum of Understanding (the “MOU”) with Oi S.A., Portugal Telecom, LF Tel, EDSP75, Bratel, Avistar, SGPS, S.A. (“BES”) and Nivalis Holding B.V. (“Ongoing”) with respect to the Business Combination. Pursuant to the MOU, among other things, (1) Oi S.A. is expected to become a wholly owned subsidiary of TmarPart, and (2) Portugal Telecom is expected to merge with and into TmarPart with TmarPart as the surviving entity.

On February 19, 2014, amendments to the Shareholders’ Agreements of TmarPart, amended on January 25, 2011 were signed, establishing the commitment of the shareholders of TmarPart to exercise their voting rights in TmarPart, and also for their representatives on the Boards of Directors of Oi S.A. and TmarPart to exercise their rights to vote, in order to approve the Business Combination as well as agreements to terminate the agreements upon the completion of the Business Combination. In addition, Portugal Telecom, Caravelas Fundo de Investimento em Ações (“Caravelas”), an investment vehicle managed by Banco BTG Pactual S.A., Bratel, TmarPart, Andrade Gutierrez S.A. (“AGSA”) and Jereissati Telecom S.A. entered into a Temporary Voting Agreement to take all the actions required for among other things, the effective completion of the merger of shares.

See Items 4, 6 and 7 below. All references to “Holding Company” in the Statement are hereby replaced with TmarPart.

ITEM 1. SECURITY AND ISSUER

This Amendment relates to the common shares, no par value (the “Common Shares”), of Oi S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (“Brazil”), which has its principal executive offices located at Rua do Lavradio, No. 71, 2nd floor – Centro, 20230-070 Rio de Janeiro, RJ, Brazil (the “Issuer”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment is being filed jointly on behalf of each of the Reporting Persons. The agreement among the Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit 99.1.

AGSA is the successor by merger to AGT. AGSA is a holding corporation (sociedade anônima) organized under the laws of Brazil principally engaged in managing the businesses of the Andrade Gutierrez Group. The Andrade Gutierrez Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil. The principal office of AGT is located at Av. do Contorno nº 8.123, Cidade Jardim, Belo Horizonte, MG, CEP 30110-937, Brazil.

PASA is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of PASA is located at Av. do Contorno nº 8.123, Cidade Jardim, Belo Horizonte, MG, CEP 30110-937, Brazil.

AG Telecom is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of AG Telecom is located at Praia de Botafogo nº 300, sala 401 (parte), Botafogo, CEP 22250-040, Rio de Janeiro, RJ, Brazil.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided in Exhibit 99.2, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

The reference to “TmarPart or new entity to be organized for that purpose (in either case, the “Holding Company”)” under Item 4 is hereby replaced with “TmarPart,” as it has now been determined that TmarPart will be the surviving entity in the Business Combination.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As of February 19, 2014, the total number of issued and outstanding Common Shares is 514,757,934, excluding 84,250,695 Common Shares held in treasury, and TmarPart beneficially owns, and has the sole power to vote and dispose of, 290,549,788 Common Shares, representing 56.4% of the issued and outstanding Common Shares.

(a) & (b) AG Telecom:

As of February 19, 2014, AG Telecom owns 614,798,542 common shares of TmarPart, representing 19.4% of the issued and outstanding common shares of TmarPart. However, pursuant to the shareholders’ agreements described in Item 6 of this Statement, AG Telecom may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. AG Telecom disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

AG Telecom does not have a board of directors or other similar body. Other than as set forth in the table below, as of February 19, 2014, none of the executive officers of AG Telecom beneficially owns any Common Shares. AG Telecom disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

AG Telecom executive officers:	Number of Common Shares held
Otávio Marques de Azevedo, Chief Executive Officer	86

PASA:

As of February 19, 2014, PASA does not directly own any Common Shares and owns all of the common shares of AG Telecom. As discussed above, AG Telecom may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. PASA disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

PASA does not have a board of directors or other similar body. Other than as set forth in the table below, as of February 19, 2014, none of the executive officers of PASA beneficially owns any Common Shares. PASA disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

PASA executive officers:	Number of Common Shares held
Otávio Marques de Azevedo, Chief Executive Officer	86

AGSA:

As of February 19, 2014, AGSA does not directly own any Common Shares, owns 65.0% of the outstanding common shares of PASA, which owns all of the common shares of AG Telecom. As discussed above, AG Telecom may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. AGSA disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

Other than as set forth in the table below, as of February 19, 2014, none of the directors and executive officers of AGSA beneficially owns any Common Shares. AGSA disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

AGSA directors and executive officers:	Number of Common Shares held
Sérgio Lins Andrade, Chairman of Board of Directors	14
Otávio Marques de Azevedo, Chief Executive Officer	86

In addition, pursuant to the shareholders’ agreements described in Item 6 of this Statement, the Reporting Persons may be deemed to be members of a group, with Jereissati Telecom S.A., EDSP75, LF Tel, Portugal Telecom and Bratel (collectively, the “Potential Group Members”), which shares the power to vote and the power to dispose of the Common Shares beneficially owned by TmarPart. Each of the Reporting Persons disclaims membership in any such group. Pursuant to the PASA Shareholders’ Agreement described in Item 6 of this Statement, AGSA may be deemed to be a member of a group, with Bratel, which shares the power to vote and the power to dispose of the Common Shares beneficially owned by AG Telecom. AGSA disclaims membership in any such group.

The following information with respect to the Potential Group Members is based solely on information provided by TmarPart.

Jereissati Telecom is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The Jereissati Group partially owns and manages 15 shopping malls in the Southern and Southeastern regions of Brazil. The principal office of Jereissati Telecom is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

EDSP75 is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The principal office of EDSP75 is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

LF Tel is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The principal office of LF Tel is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

Portugal Telecom is a limited liability holding company organized under the laws of the Portuguese Republic principally engaged, through its subsidiaries, in providing telecommunications services. The principal executive offices of Portugal Telecom are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

Bratel Brasil is a corporation organized under the laws of the Federative Republic of Brazil principally engaged, through its subsidiaries, in managing the investments of Portugal Telecom, directly and indirectly, in the Issuer. The principal executive offices of Bratel Brasil are located at Rua Cubatao, 320, 4th floor, São Paulo, Brazil.

To the knowledge of the Reporting Persons, based solely on information provided by TmarPart, during the last five years, none of the Potential Group Members has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The information set forth in Item 2 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Common Shares.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Andrade Gutierrez Telecomunicações Ltda. ceased to be the beneficial owner of more than five percent of the Common Shares on December 3, 2012 as a result of its merger on that date with and into AGSA.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following paragraphs at the end thereof:

Amendments to Shareholders’ Agreements

As part of the reorganization of TmarPart, the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the PASA Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement were amended on February 19, 2014 by the shareholders parties thereto to provide that the parties agree to exercise their voting rights to approve each step of the Business Combination.

The amendments to the shareholders’ agreements provide that, if the Oi Capital Increase occurs and any of the subsequent steps of the Business Combination, including the Merger of Shares, does not occur by December 31, 2014, the shareholders will use their best efforts to implement the Merger of Shares and the Portugal Telecom Merger (both as described in Item 4).

In case the Business Combination is not completed by December 31, 2014, (1) any of the shareholders parties to the PASA Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement may send a notification of non-occurrence of the reorganization and require the adoption of the necessary measures in order for Bratel, PTB2 S.A. (“PTB2”), AG and Jereissati Telecom to receive shares of capital stock of Oi S.A. held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interest in those entities, and (2) the qualified quorums provided in the Global Shareholders’ Agreement will be adjusted considering the percentage interests held by BNDESPAR, PREVI, PETROS and FUNCEF on December 31, 2014, in order to ensure that the voting rights of such shareholders are equal to those on February 19, 2014, and provided they have not reduced their respective capital interests before December 31, 2014 through sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement or their related parties. An amendment to the Global Shareholders’ Agreement would be executed on December 31, 2014 in order to reflect such adjustments.

Agreements to Terminate the Shareholders’ Agreements

On February 19, 2014, together with the amendments described above, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of the following conditions precedent in connection with the several steps of the Business Combination: (1) the incorporation of PASA into Bratel, for the PASA Shareholders’ Agreement, (2) the incorporation of EDSP75 into Bratel, for the EDSP75 Shareholders’ Agreement, and (3) the effective completion of the Merger of Shares (as described in Item 4) and the Portugal Telecom Merger (as described in Item 4), for the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement.

Temporary Voting Agreement of the Shareholders of Oi S.A. and TmarPart

On February 19, 2014, Portugal Telecom executed a temporary voting agreement with Caravelas, Bratel Brasil, TmarPart, AGSA, Jereissati Telecom S.A. (“Jereissati”) and, as intervening party, Oi S.A., for the purpose of approving, among other things, the Merger of Shares and the Portugal Telecom Merger (both as described in Item 4).

The parties thereto agreed to (1) call a meeting of Oi S.A. shareholders to engage the valuation bank and to approve the corresponding valuation reports, (2) vote in favor of the Merger of Shares and (3) vote in favor of the Portugal Telecom Merger.

The temporary voting agreement will remain in effect until the earlier of the Portugal Telecom Merger and December 31, 2014.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated October 8, 2013 (incorporated by reference to Exhibit 99.1 of Schedule 13D filed with the Securities and Exchange Commission on October 8, 2013 by Andrade Gutierrez S.A., PASA Participações S.A. and AG Telecom Participações S.A.).

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.4 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

Exhibit 99.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

Exhibit 99.5	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation)

Exhibit 99.6	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

Exhibit 99.7	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.3 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

Exhibit 99.8	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

Exhibit 99.9	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

Exhibit 99.10	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

Exhibit 99.11	Shareholders Agreement of PASA Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Oi S.A. filed on April 27, 2012).

Exhibit 99.12	1st Amendment to the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation).

Exhibit 99.13	Termination of the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation).

Exhibit 99.14	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between Jereissati Telecom (formerly known as La Fonte Telecom S.A.), Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., PASA Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.06 to Form 20-F of Oi S.A. filed on April 27, 2012).

Exhibit 99.15	1st Amendment to the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation).

Exhibit 99.16	Termination of the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A., (English translation).

Exhibit 99.17	Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., Portugal Telecom SGPS, S.A., AG Telecom Participações S.A., LF Tel. S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (English translation) (incorporated by reference to Exhibit 99.9 of Schedule 13D filed with the Securities and Exchange Commission on October 8, 2013 by Andrade Gutierrez S.A., PASA Participações S.A. and AG Telecom Participações S.A.).

Exhibit 99.18	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of February 19, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2014

Andrade Gutierrez S.A.

By:	/s/ Renato Torres de Faria
Name: Renato Torres de Faria
Title: Attroney-in-fact

By:	/s/ Rafael Cardoso Cordeiro
Name: Rafael Cardoso Cordeiro
Title: Attroney-in-fact

PASA Participações S.A.

By:	/s/ Renato Torres de Faria
Name: Renato Torres de Faria
Title: Attroney-in-fact

By:	/s/ Rafael Cardoso Cordeiro
Name: Rafael Cardoso Cordeiro
Title: Attroney-in-fact

AG Telecom Participações S.A.

By:	/s/ Renato Torres de Faria
Name: Renato Torres de Faria
Title: Attroney-in-fact

By:	/s/ Rafael Cardoso Cordeiro
Name: Rafael Cardoso Cordeiro
Title: Attroney-in-fact